Form 10-K, Exhibit 13
period 1993-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1994-03-30
CIK 837227

PART II - OTHER INFORMATION


Item 1.   Legal Proceedings.

The Partnership is not a party to any material pending legal proceedings.

Item 2.   Changes in Securities.

Not applicable.

Item 3.   Defaults Upon Senior Securities.

Not applicable.

Item 4.   Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders during the quarter covered by this report.

Item 5.   Other Information.

On January 20, 1993, the Partnership purchased a $100,000 12% promissory note and warrants to purchase 10,000 shares of common stock of Silverado Foods, Inc. for $100,000. This investment is in addition to the $240,000 promissory note and 143,508 shares of preferred stock previously owned by the Partnership.

On February 24, 1993, the Partnership purchased 10,000 shares of preferred stock of Sports Tactics International, Inc. for $100,000. This investment is in addition to the 35,000 shares of preferred stock previously owned by the Partnership.

During the quarter, the Partnership purchased 10% promissory notes aggregating $71,000 in face value and warrants to purchase 16,384 shares of common stock of Symex Corp. for $71,000. This investment is in addition to the 711,084 shares of common stock, 16,289 common stock warrants and 119,000 shares of non-voting preferred stock previously owned by the Partnership.

During the quarter, the Partnership purchased 158,954 common shares and warrants to purchase 52,745 shares of common stock of C.R.
Anthony Company for $370,661. This is in addition to the 116,363 shares of common stock previously owned by the Partnership.