Form 10-K, Exhibit 13
period 1993-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1994-03-30
CIK 837227

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

Item 5.   Other Information.

On April 27, 1993, the Partnership purchased 75,000 preferred shares of Data Critical Corp. for $150,000. The company, located in Oklahoma City, Oklahoma, is a developer of wireless transmission products.

On May 17, 1993, the Partnership purchased 9% promissory notes of
Silverado Foods, Inc. aggregating $200,000 in face value. This investment is in addition to the $340,000 in promissory notes, 143,508 preferred shares and 10,000 common stock warrants previously owned by the Partnership.

During the quarter, the Partnership purchased 10% promissory notes aggregating $36,500 in face value and 10,961 common stock warrants of Symex Corp. for $36,500. This investment is in addition to the 711,084 common shares, 119,000 non-voting preferred shares, $71,000 of promissory notes and warrants to purchase 30,135 common shares previously owned by the Partnership.

On June 16, 1993, the Partnership purchased 400 preferred shares and 3,336 common shares of Independent Gas Company Holdings, Inc.
for $403,336. The company, located in Ft. Worth, Texas, was formed to acquire other small propane dealers.