Form 10-K, Exhibit 13
period 1993-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1994-03-30
CIK 837227

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

Item 5.   Other Information.

On August 16, 1993, the Partnership purchased 35,000 preferred shares of Enerpro International, Inc. for $350,000. The company, located in Houston, Texas, is a manufacturer of premium threaded connectors and cementing products for the oil and gas industry.

During the quarter, the Partnership purchased 10% promissory notes of Symex Corp. aggregating $35,000. At September 30,
1993, the Partnership wrote-off $692,899 of its $835,399 equity interest in the company.