Form 10-K, Exhibit 13
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1995-03-30
CIK 837227

Exhibit 13(a)

On January 18, 1994, the Partnership purchased an 8% promissory note from Data Critical Corp. for $100,000. This investment is in addition to the 75,000 shares of preferred stock previously owned by the Partnership.

On January 18, 1994, the Partnership purchased an 8% demand note from Great Outdoors Publishing, Inc. for $30,000. This investment is in addition to the 275,000 shares of preferred stock and 8% demand note previously owned by the Partnership.

On February 28, 1994, the Partnership purchased a 10% demand note from Americo Publishing, Inc. for $200,000. Americo, located in Tulsa, Oklahoma, is a publisher of outdoor recreational magazines.

On March 16 and March 31, 1994, the Partnership purchased 9% debentures from Excel Energy Technologies, Ltd. totaling $100,000. This investment is in addition to the 17,336 shares of common stock and 9% debenture previously owned by the Partnership.