Form 10-K, Exhibit 13
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1995-03-30
CIK 837227

Exhibit 13(b)

On May 20, 1994, the Partnership purchased a 10% demand note and a warrant to purchase 17,500 shares of common stock of Data Critical Corp. for $75,000. This investment is in addition to the 75,000 shares of preferred stock and $100,000 promissory note previously owned by the Partnership.

On May 26, 1994, the Partnership purchased a 9% promissory note and a warrant to purchase 12,121 shares of common stock of Silverado Foods, Inc. for $100,000. This investment is in addition to the 267,144 shares of preferred stock, notes totaling $200,000 and a warrant to purchase 10,000 shares of common stock previously owned by the Partnership.