Form 10-K, Exhibit 13
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1995-03-30
CIK 837227

Exhibit 13.(c)

On July 1, 1994, the Partnership purchased a $50,000 convertible promissory note from Diagnetics, Inc. On July 22, 1994, the Partnership converted its promissory notes aggregating $250,000 in face value and accrued interest of $12,812 into 189,073 preferred shares of Diagnetics. In addition, the Partnership exchanged its warrants and accrued dividends of $35,770 into 25,734 preferred shares of the company.

On September 1, 1994, the Partnership purchased a 10% promissory note of Independent Gas Company Holdings, Inc. for $14,100. This investment is in addition to the 400 shares of preferred stock and 3,336 shares of common stock previously owned by the Partnership.

On September 30, 1994, the Partnership purchased a 10% demand note from Americo Publishing, Inc. for $25,000. This investment is in addition to the $200,000 demand note previously owned by the Partnership.

During the quarter, the Partnership purchased promissory notes of Data Critical Corp. for $175,000. Additionally, in connection with a debt restructuring, the Partnership exchanged its 8% and 10% notes aggregating $350,000 in face value and its warrant to purchase 17,500 shares of common stock at $5 per share for a $350,000 8% promissory note and a warrant to purchase 87,500 shares of common stock at $4 per share.