Form 10-K, Exhibit 13
period 1995-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1996-03-28
CIK 837227

Exhibit 13(a)

During the quarter, Data Critical Corp. effected a 10-for-1 split of its common stock. As a result, the Partnership exchanged its warrant to purchase 87,500 shares of common stock at $4.00 per share for a warrant to purchase 875,000 shares of common stock at $.40 per share. Additionally, in February 1995, the Partnership exchanged $350,000 of Data Critical Corp. promissory notes and $100,000 for 562,500 preferred shares of the company.