Form 10-K, Exhibit 13
period 1995-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1996-03-28
CIK 837227

Exhibit 13(b)

During the quarter, the Partnership made two follow-on investments in Americo Publishing, Inc. On May 5, 1995, the Partnership invested $30,000 in an 8% Demand Promissory Note and $9,000 on June 19, 1995 in a 9% Demand Promissory Note.