Form 10-K, Exhibit 13
period 1995-12-31
ML OKLAHOMA VENTURE PARTNERS LIMITED PARTNERSHIP
filed 1996-03-28
CIK 837227

Exhibit 13(c)

In July 1995, the Partnership exercised its warrants to purchase 22,500 shares of Silverado Foods, Inc. common stock for $9,900, or $.44 per share.

In August 1995, the Partnership invested $50,000 in an additional 9% demand note of Americo Publishing, Inc.